D: +1 212-225-2704 abrenneman@cgsh.com

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

TEL +1 212-225-2704

Adam brenneman

EMAIL: abrenneman@cgsh.com

August 1, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attention: Blake Grady

Washington, D.C. 20549-4561

Re:	Asahi Kasei Corporation
Calliditas Therapeutics AB
Schedule TO-T filed July 18, 2024 by Asahi Kasei Corporation
File No. 005-91523

Dear Mr. Grady:

On behalf of our client, Asahi Kasei Corporation, a Japanese corporation (“Buyer” or the “Offeror,”), we have set forth below the responses of the Offeror to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Buyer’s Schedule TO-T (the “Schedule TO-T”) filed on July 18, 2024 (File No. 005-91523), contained in your comment letter dated July 26, 2024 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Offeror.

Concurrently with the delivery of this letter, the Offeror is filing an amendment (“Amendment No. 1”) to the Schedule TO-T, containing the revisions described in this letter. For your convenience, a courtesy copy of Amendment No. 1 is enclosed.

Schedule TO-T filed July 18, 2024

General

1.	We note your disclosure in Item 7 of the Schedule TO that “[t]he Offer to Purchase is not subject to a financing condition.” In this respect, Item 7 of Schedule TO and Item 1007(b) of Regulation M-A require disclosure of material conditions, if any, to any financing of consideration to be provided in an offer, as opposed to disclosure regarding conditions to the consummation of an offer. Please revise accordingly.

Response: In response to the Comment Letter, the Offeror has revised the response to Item 7 of the Schedule TO-T in Amendment No. 1.

2.	In your response letter, describe the facts supporting Buyer’s reliance on Rule 14d-1(d) in connection with the Offers, including the level of U.S. ownership in the Company and as of what date it was calculated.

Response: The Buyer respectfully advises the Staff that the facts supporting Buyer’s reliance on Rule 14d-1(d) are the following:

●	Calliditas Therapeutics AB (the “Company”) is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940.

●	U.S. holders do not hold more than 40 percent of the class of securities sought in the tender offer (calculated using the methodology set forth in the Instructions to Rule 14d-1(c) and (d)). For purposes of making this determination, Buyer engaged CMi2i, a firm that specializes in the identification and analysis of global shareholders. The process undertaken by CMi2i included reviewing the Company’s share registry, the Company’s DTC participant list relating to their ADR program, as well as reviewing other information publicly available. Further, CMi2i process involved identifying institutional and fund level ownership, by researching direct disclosure from compliance departments of global custodial banks (including brokers and dealers) and institutional investors. Based on its analysis, CMi2i concluded that approximately 14.46% of the Company’s ordinary shares (including shares represented by American Depositary Shares, but excluding any shares held in treasury by the Company) were held by U.S. holders. The record date selected to make this determination was May 22, 2024, which is a date not more than 60 days prior to the public announcement of the tender offer (which occurred on May 28, 2024).

●	Buyer has complied with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2).

3.	In multiple places in the Offer to Purchase, including on pages 6, 10 and 11, you reserve the right to complete the Offers at a lower acceptance level than the current minimum of 90%. Please indicate in your response letter whether you intend to rely on the guidance provided in Section II.C.5 of SEC Release No. 34-58597 (September 19, 2008) in order to lower the minimum acceptance condition in the Offers without extending them. If so, please confirm in your response letter and describe in the offer materials how you will comply with all of the conditions to this guidance.

Response: In the event that the Offeror intends to complete the Offers at a lower acceptance level than the current minimum of 90% and such change constitutes a material change in the terms of the U.S. Offer, the Offeror will disseminate additional tender offer materials and extend the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders. In response to the Comment Letter, the Offeror has added additional disclosure to the Offer to Purchase in Amendment No. 1.

Summary Term Sheet, page 1

4.	On page 9 of the Offer to Purchase, you state that Buyer and its affiliates and brokers may make certain purchases of Offer Securities outside of the United States before, during or after the Offer Period to the extent permissible under Rule 14e-5 of the Exchange Act, in accordance with Rule 14e-5(b)(12). In your response letter, please outline the facts that you believe support your reliance on the exception in Rule 14e-5(b)(12).

Response: The Buyer respectfully advises the Staff that the facts supporting Buyer’s reliance on Rule 14e-5(b)(12) are the following:

●	The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

●	Buyer reasonably expects that the tender offer meets the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) (as described in response to SEC comment #2 above).

●	No purchases or arrangements to purchase in the United States (or in respect of ADSs) have been made since the public announcement of the tender offer or will be made until the offer period expires (other than pursuant to the tender offer). All purchases or arrangements to purchase have been made outside of the United States in respect of shares.

●	The Offer to Purchase discloses prominently on pages ii and 14 the possibility of, or the intention to make, purchases or arrangements to purchase subject securities or related securities outside of the tender offer, and the manner in which information regarding such purchases will be disseminated.

●	The Buyer has publicly disclosed in the United States information regarding all purchases of subject securities and related securities (otherwise than pursuant to the tender offer) to date by filing a Schedule 13D on June 4, 2024 and disclosing such purchases on page 10 of the Offer to Purchase. Buyer will amend Schedule 13D and Schedule TO, as necessary, to disclose any other purchases of subject securities and related securities (other than pursuant to the tender offer) that Buyer may conduct until the tender offer expires.

●	Purchases or arrangements to purchase by Buyer and its affiliates have not, to date, been higher than the tender offer price (SEK 208 per share). Buyer will satisfy the requirement to increase the tender offer price to match any consideration paid by Buyer and its affiliates outside of the tender offer that is greater than the tender offer price, if applicable.

●	Lastly, any purchases of Offer Securities outside of the United States before, during or after the Offer Period were and have been conducted in accordance with Swedish securities laws, including Nasdaq Stockholm’s Takeover Rules. Under Rules II.13–14 of Nasdaq Stockholm’s Takeover Rules, Buyer would as a main rule be required to increase the tender offer price to match any consideration paid by Buyer outside of the tender offer that is greater than the tender offer price, provided that such purchases have been made within six months before the announcement of the tender offer or during the tender offer. Similarly, under Rule II.15 of Nasdaq Stockholm’s Takeover Rules, Buyer would as a main rule be required to pay compensatory cash consideration to those who have accepted the tender offer, if Buyer purchases Offer Securities at a price that is greater than the tender offer price during a period of six months after commencement of the payment of the tender offer consideration (excluding, however, any purchases made within the scope of a compulsory squeeze-out procedure under the Swedish Companies Act, i.e. the Compulsory Redemption described in the offer materials). Under the above-mentioned provisions of Nasdaq Stockholm’s Takeover Rules, any purchases outside the tender offer that trigger a requirement to increase the tender offer price (or pay compensatory cash consideration to those who have accepted the tender offer) would have to be disclosed by Buyer by way of a press release as soon as possible after the relevant transaction. In addition, regardless of the price in any purchases made outside of the tender offer, pursuant to Chapter 4, Section 3 of the Swedish Financial Instruments Trading Act, Buyer is required to notify the Swedish Financial Supervisory Authority and the Company of any purchases of Offer Securities resulting in Buyer’s total holding reaching or passing 5, 10, 15, 20, 25, 30, 50, 66 2/3 and 90 percent of all shares and votes in the Company within three trading days (on Nasdaq Stockholm) from the date of the relevant transaction. Under Rule II.22 of Nasdaq Stockholm’s Takeover Rules, Buyer is also required to disclose in a press release after the end of the Offer Period the number of Offer Securities purchased outside the tender offer (together with information on, among other things, the number of Offer Securities tendered to the tender offer).

5.	See our last comment above and the reference to Rule 14e-5 on page ii of the offer materials. We further note the reference there to your plans to “consider or explore one or more corporate transactions involving the Company outside the United States.” Please revise to explain, where appropriate in the offer materials, what corporate transactions you are referring to here and how they may affect the Offers and the Company.

Response: The Offeror has concluded that it does not intend to consider or explore one or more corporate transactions involving the Company outside the United States, other than the Compulsory Redemption (as described in the offer materials). In response to the Comment Letter, the Offeror has revised the Offer to Purchase in Amendment No. 1.

Withdrawal Rights, page 21

6.	Please disclose the date after which securityholders may withdraw securities tendered in the U.S. Offer pursuant to U.S. federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.

Response: In response to the Staff’s comment, Buyer has revised its disclosure on pages 8 and 21 of the Offer to Purchase to disclose the date after which securityholders may withdraw securities tendered in the U.S. Offer pursuant to U.S. federal law.

7.	Refer to your disclosure on page 21 that “[a]ll questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding upon the tendering party.” Please revise to remove the implication that securityholders may not challenge such determinations in a court of competent jurisdiction.

Response: Buyer acknowledges the Staff’s comment and has revised its disclosure on page 21 of the Offer to Purchase accordingly.

Source and Amount of Funds, page 27

8.	We note your disclosure that Buyer may consummate the Offers and the Compulsory Redemption using cash on hand and may also “draw down upon Buyer’s existing debt facilities.” Specify the portion of funds that are expected to come from such debt facilities. In addition, disclose the parties to the facilities, the applicable interest rates and any other material terms of the arrangements. Refer to Item 1007(d) of Regulation M-A.

Response: The Offers will be financed exclusively from existing funds available to Buyer without material conditions. At this time, Buyer has not determined whether to use any borrowed funds for the transaction. In the event that Buyer determines to finance the Offers from a specific facility, it will provide any supplemental disclosure required by Item 1007(d).

Conditions to the Offers, page 33

9.	Refer to your disclosure on page 33 that “[t]he failure by Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.” If an Offer Condition is “triggered” while the Offers are pending, in our view, Buyer must promptly inform securityholders whether Buyer will assert the condition and terminate the Offers, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation in this regard. Please revise your disclosure, consistent with the views expressed here.

Response: In response to the Comment Letter, the Offeror has revised the disclosure quoted on page 33 of the Offer to Purchase in Amendment No. 1.

***

If you have any questions or comments regarding the foregoing, please contact me at +1 212-225-2704 or via email at abrenneman@cgsh.com.

Sincerely,

/s/ Adam Brenneman
Name: Adam Brenneman

cc:	Shinichiro Haga Asahi Kasei Corporation 1-1-2 Yurakucho, Chiyoda-Ku Tokyo, Japan 100-0006